Exhibit 99.1

MANAGEMENT’S DISCUSSION & ANALYSIS

The following Management’s Discussion and Analysis (“MD&A”) of financial results should be read in conjunction with the unaudited Financial Statements for the three and six months ended June 30, 2013 of Pengrowth Energy Corporation. This MD&A is based on information available to August 1, 2013.

Pengrowth’s second quarter and year to date results for 2013 are contained within this MD&A.

BUSINESS OF THE CORPORATION

Pengrowth Energy Corporation (“Pengrowth” or the “Corporation”) is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets.

FREQUENTLY RECURRING TERMS

Pengrowth uses the following frequently recurring industry terms in this MD&A: “bbls” refers to barrels, “bbl/d” refers to barrels per day, “Mbbls” refers to thousands of barrels, “boe” refers to barrels of oil equivalent, “boe/d“ refers to barrels of oil equivalent per day, “Mboe” refers to thousand boe, “MMboe” refers to million boe, “Mcf” refers to thousand cubic feet, “Mcf/d” refers to thousand cubic feet per day, “MMcf” refers to million cubic feet, “Bcf” refers to billion cubic feet, “MMBtu” refers to million British thermal units, “MMBtu/d” refers to million British thermal units per day, “MW” refers to megawatt and “MWh” refers to megawatt hour. Disclosure provided herein in respect of a boe may be misleading, particularly if used in isolation. A boe conversion ratio of six Mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", “guidance”, "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: reserves, production, the proportion of production of each product type, production additions from Pengrowth's development program, royalty expenses, operating expenses, deferred income taxes, goodwill, asset retirement obligations, taxability of dividends, remediation, reclamation and abandonment expenses, capital expenditures, development activities, general and administrative expenses, and proceeds from the disposal of properties. Statements relating to "reserves" are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.

Forward-looking statements and information are based on Pengrowth's current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning general economic and financial market conditions, anticipated financial performance, business prospects, strategies, regulatory developments, including in respect of taxation, royalty rates and environmental protection, future capital expenditures and the timing thereof, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates and interest rates, the proceeds of anticipated divestitures, the amount of future cash dividends paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain labour and equipment in a timely manner to carry out development activities, our ability to market our oil and natural gas successfully to current and new customers including transportation availability, the impact of increasing competition, our ability to obtain financing on acceptable terms, our ability to add production and reserves through our development, exploitation and exploration activities, our ability to complete divestments to generate cash to repay debt and fund capital projects. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves, ability to produce those reserves; production may be impacted by unforeseen events such as equipment and transportation failures and weather related issues; environmental claims and liabilities;

PENGROWTH Second Quarter 2013 Management’s Discussion & Analysis	3

incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; counterparty risk; compliance with environmental laws and regulations; changes in tax and royalty laws; Pengrowth's ability to access external sources of debt and equity capital; the implementation of new International Financial Reporting Standards (“IFRS”); and the implementation of greenhouse gas emissions legislation. Further information regarding these factors may be found under the heading “Business Risks” herein and under "Risk Factors" in Pengrowth's most recent Annual Information Form (“AIF”), and in Pengrowth’s most recent audited Consolidated Financial Statements, management information circular, quarterly reports, material change reports and news releases. Copies of Pengrowth’s Canadian public filings are available on SEDAR at www.sedar.com. Pengrowth’s U.S. public filings, including the most recent annual report form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov.

Pengrowth cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, except as required by law. The forward-looking statements in this document are provided for the limited purpose of enabling current and potential investors to evaluate an investment in Pengrowth. Readers are cautioned that such statements may not be appropriate, and should not be used for other purposes.

The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

CRITICAL ACCOUNTING ESTIMATES

The unaudited Financial Statements are prepared in accordance with IFRS. Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the unaudited Financial Statements and revenues and expenses for the period ended. Certain of these estimates may change from period to period resulting in a material impact on Pengrowth’s results of operations, financial position, and change in financial position. During the second quarter of 2013, Pengrowth’s Asset Retirement Obligation (“ARO”) risk free discount rate changed from 2.5 percent to 2.9 percent due to the increase in long term bond rate which drives Pengrowth’s estimate of the ARO discount rate. There were no other changes to Pengrowth’s critical accounting estimates in the six months ended June 30, 2013. For more information refer to the December 31, 2012 annual report.

COMPARATIVE FIGURES

As of January 1, 2013 certain technical support costs, previously included in operating expenses, are included in General and Administrative (“G&A”) expenses. Comparative figures for G&A and operating expenses including the netback calculations have been adjusted accordingly with no impact on net income (loss). Management believes that these presentation changes better reflect Pengrowth’s operating results. As required under IFRS, changes in the accounting for the NAL Energy Corporation business acquisition, completed on May 31, 2012 (“NAL Acquisition”), that arose in the fourth quarter of 2012 were adjusted retrospective to the second quarter of 2012. Net income and basic and diluted earnings per share comparative figures for the three and six months ended June 30, 2012 have been adjusted accordingly.

ADDITIONAL GAAP MEASURE

Funds Flow from Operations

Pengrowth uses Funds Flow from Operations, a Generally Accepted Accounting Principles (“GAAP”) measure that is not defined under IFRS. Management believes that in addition to cash provided by operations, Funds Flow from Operations, as reported in the Statements of Cash Flow is a useful supplemental measure as it provides an indication of the funds generated by Pengrowth’s principal business activities prior to consideration of changes in working capital and remediation expenditures. Pengrowth considers this to be a key measure of performance as it demonstrates its ability to generate cash flow necessary to fund dividends and capital investments.

NON-GAAP FINANCIAL MEASURES

This MD&A refers to certain financial measures that are not determined in accordance with IFRS. These measures do not have standardized meanings and may not be comparable to similar measures presented by other oil and gas companies. Measures such as operating netbacks do not have standardized meanings prescribed by GAAP. See the section of this MD&A entitled Operating Netbacks for a discussion of the calculation.

The current level of capital expenditures funded through retained cash flow, as compared to debt or equity, can be determined when it is compared to the difference in Funds Flow from Operations and dividends paid as shown on the Statements of Cash Flow.

4	PENGROWTH Second Quarter 2013 Management’s Discussion & Analysis

Management monitors Pengrowth’s capital structure using non-GAAP financial metrics. The two metrics are Total Debt to the trailing twelve months Earnings Before Interest, Taxes, Depletion, Depreciation, Amortization, Accretion, and other non-cash items (“Adjusted EBITDA”) and Total Debt to Total Capitalization. Total Debt is the sum of working capital and long term debt including convertible debentures as shown on the Balance Sheets, and Total Capitalization is the sum of Total Debt and Shareholders’ Equity.

Payout Ratio is a term used to evaluate financial flexibility and the capacity to fund dividends. Payout Ratio is defined on a percentage basis as dividends declared divided by Funds Flow from Operations. Management believes that, in addition to net income (loss), Adjusted Net Loss is a useful supplemental measure as it reflects the underlying performance of Pengrowth’s business activities by excluding the after tax effect of non-cash commodity mark to market gains and losses, non-cash mark to market gains and losses on investments and unrealized foreign exchange gains and losses that may significantly impact net income (loss) from period to period. Management believes that segregating G&A expenses into cash and non-cash expenses is useful to the reader, as non-cash expenses only affect net income (loss) but not Funds Flow from Operations.

OPERATIONAL MEASURES

The reserves and production in this MD&A refer to company-interest reserves or production that is Pengrowth’s working interest share of production or reserves prior to the deduction of Crown and other royalties plus any Pengrowth-owned royalty interest in production or reserves at the wellhead, in accordance with Canadian industry practice. Company-interest is more fully described in the AIF.

When converting natural gas to equivalent barrels of oil within this MD&A, Pengrowth uses the industry standard of six Mcf to one boe. Barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six Mcf of natural gas to one boe is based on an energy equivalency conversion and does not represent a value equivalency at the wellhead.

CURRENCY

All amounts are stated in Canadian dollars unless otherwise specified.

2013 GUIDANCE AND SECOND QUARTER OF 2013 FINANCIAL HIGHLIGHTS

The following table provides a summary of actual results for the three and six months ended June 30, 2013, original Guidance for 2013, and updated 2013 Guidance.

	Actual June 30, 2013		2013	2013
	Three months ended	Six months ended	Original Guidance	Updated Guidance (1)
Production (boe/d)	87,909	88,801	85,000 - 87,000	82,000 - 84,000
Royalty expense (% of sales) (2)	17.9	17.6	17.0	17.0
Operating expense ($/boe)	16.22	15.41	14.00 - 14.50	14.75
G&A expense (cash & non-cash) ($/boe)	3.33	3.37	3.30	3.50
Capital expenditures ($ millions)	113.9	279.9	770	770

(1)	Guidance updated July 16, 2013 concurrent with the announcement of the asset dispositions.
(2)	Royalty expense as a % of sales includes the impact of commodity risk management contracts.

Commencing January 1, 2013, financial and operating results from the Lindbergh thermal pilot project are reflected in Pengrowth’s operating results. Prior to 2013, Lindbergh results were capitalized. The financial and operating results from property dispositions are included in Pengrowth’s operating results up to closing of the disposition. Weyburn’s results were included through early March 2013.

Production through the first six months of 2013 exceeded original 2013 Guidance due to successful drilling at Lochend/Garrington and higher than expected Lindbergh production, coupled with strong performance from Pengrowth’s conventional assets.

Second quarter and year to date royalty expenses were higher than the original 2013 Guidance mostly due to unfavourable one-time prior period adjustments to the Enhanced Oil Recovery (“EOR”) royalty incentives.

Second quarter and year to date operating expenses per boe were above original 2013 Guidance largely due to higher power costs.

G&A expense per boe was in line with the original 2013 Guidance during both the second quarter and the first six months of 2013.

PENGROWTH Second Quarter 2013 Management’s Discussion & Analysis	5

Capital expenditures amounted to $113.9 million and $279.9 million for the second quarter and the first six months of 2013, including $38.7 million and $76.5 million at Lindbergh, respectively.

Concurrent with approximately $700 million of intended asset dispositions announced on July 16, 2013, Pengrowth provided updated 2013 Guidance. Changes include: a 3,000 boe/d decrease in annual production volumes; a modest increase in operating expenses per boe reflecting the higher than expected power costs through the first six months; and increased G&A per boe as a result of the decrease in production. No changes to Guidance were made to royalty expense or capital expenditures.

FINANCIAL HIGHLIGHTS

	Three months ended			Six months ended
	June 30, 2013	Mar 31, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Production (boe/d)	87,909	89,702	78,870	88,801	77,243
Capital expenditures ($ millions)	113.9	166.0	109.2	279.9	262.9
Funds flow from operations ($ millions)	146.0	147.5	94.4	293.5	208.0
Operating netback ($/boe) (1) (2)	24.45	24.77	21.49	24.62	21.97
Adjusted net loss ($ millions) (3)	(37.2)	(1.1)	(89.6)	(38.3)	(95.0)
Net income (loss) ($ millions) (4)	(53.5)	(65.1)	36.8	(118.5)	37.5

(1)	Includes the impact of realized commodity risk management contracts.

(2)	Prior periods restated to conform to presentation in the current period.

(3)	See definition under section "Non-GAAP Financial Measures".

(4)

As required under IFRS, changes in accounting for the NAL Acquisition that arose in the fourth quarter of 2012 were adjusted retrospective to the second quarter of 2012. This impacts the disclosure for the three and six months ended June 30, 2012.

Funds Flow from Operations

($ millions)	Q1/13 vs. Q2/13		% Change	Q2/12 vs. Q2/13		% Change	YTD 2012 vs. 2013		% Change
Funds flow from operations for comparative period	Q1/13	147.5		Q2/12	94.4		YTD 2012	208.0
Change due to:
Volume		(8.6)	(6)		36.0	38		107.4	51
Price		32.2	22		60.5	64		40.8	20
Realized losses on risk management contracts		(8.7)	(6)		(18.1)	(19)		(7.9)	(4)
Other income including sulphur		(0.4)	–		(1.4)	(1)		(0.9)	–
Royalty expense		(5.8)	(4)		(10.2)	(11)		0.8	–
Expenses:
Operating		(11.9)	(8)		(25.1)	(27)		(52.8)	(25)
Cash G&A		1.7	1		(0.8)	-		(2.9)	(1)
Interest & financing		1.7	1		(3.7)	(4)		(12.0)	(6)
Other expenses including transportation and NAL acquisition costs		(1.7)	(1)		14.4	15		13.0	6
Net change		(1.5)	(1)		51.6	55		85.5	41
Funds flow from operations	Q2/13	146.0		Q2/13	146.0		YTD 2013	293.5

Funds Flow from Operations decreased 1 percent in the second quarter of 2013 compared to the first quarter of 2013, as the effect of increased realized prices was muted by higher operating and royalty expenses, the impact of realized commodity risk management losses and lower sales volumes due to the Weyburn divestment.

6	PENGROWTH Second Quarter 2013 Management’s Discussion & Analysis

The 55 percent increase when comparing the current quarter to the same period last year was mainly due to higher realized prices coupled with increased sales volumes as a result of the NAL Acquisition, partly offset by higher operating costs and realized losses on commodity risk management.

Similarly, the 41 percent increase in Funds Flow from Operations in the first six months of 2013 compared to the same period last year was due to higher production volumes as a result of the NAL Acquisition and increased realized prices partly offset by an increase in operating and interest and financing expenses.

Net Income (Loss)

Pengrowth recorded a net loss and an Adjusted Net Loss for the period as lower commodity prices and operating revenue was less than Pengrowth’s historical cost basis, as reflected by Depletion, Depreciation, and Amortization (“DD&A”), corporate G&A and interest costs. Pengrowth recorded net income of $36.8 million in the second quarter of 2012 and $37.5 million for the first six months of 2012 as a result of a one-time $73.5 million gain on the NAL Acquisition. Pengrowth has recorded net losses of $65.1 million and $53.5 million for the first and second quarters of 2013, respectively.

Adjusted Net Loss

Pengrowth reports Adjusted Net Loss to remove the effect of unrealized gains and losses and the impact of the one-time acquisition gain as noted below in the Adjusted Net Loss table.

The following table provides a reconciliation of net income (loss) to Adjusted Net Loss:

	Three months ended			Six months ended
($ millions)	June 30, 2013	Mar 31, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Net income (loss) (1)	(53.5)	(65.1)	36.8	(118.5)	37.5
Less non-cash items included in net income (loss):
Unrealized gain (loss) on commodity risk management	31.8	(61.8)	90.6	(30.0)	76.5
Unrealized foreign exchange gain (loss) (2)	(30.8)	(20.4)	(16.9)	(51.2)	2.1
Unrealized loss on investments	(15.0)	–	–	(15.0)	–
Gain on acquisition	–	–	73.5	–	73.5
Tax effect on non-cash items above	(2.3)	18.2	(20.8)	16.0	(19.6)
Net change	(16.3)	(64.0)	126.4	(80.2)	132.5
Adjusted net loss	(37.2)	(1.1)	(89.6)	(38.3)	(95.0)

(1)

As required under IFRS, changes in accounting for the NAL Acquisition that arose in the fourth quarter of 2012 were adjusted retrospective to the second quarter of 2012. This impacts the disclosure for the three and six months ended June 30, 2012.

(2)	Net of associated foreign exchange risk management contracts.

The following table represents a continuity of Adjusted Net Loss:

($ millions)	Q1/13 vs. Q2/13		Q2/12 vs. Q2/13		YTD 2012 vs. 2013
Adjusted net loss for comparative period	Q1/13	(1.1)	Q2/12	(89.6)	YTD 2012	(95.0)
Funds flow from operations increase (decrease)		(1.5)		51.6		85.5
DD&A and accretion expense (increase) decrease		0.6		(27.4)		(69.8)
Impairment charges decrease		–		78.3		78.3
Gain/loss on disposition decrease		(43.4)		(28.8)		(15.5)
Other		(4.0)		(3.5)		(2.6)
Estimated tax reduction (increase) on above		12.2		(17.8)		(19.2)
Net change		(36.1)		52.4		56.7
Adjusted net loss	Q2/13	(37.2)	Q2/13	(37.2)	YTD 2013	(38.3)

Pengrowth recorded an Adjusted Net Loss of $37.2 million in the second quarter of 2013, an increase of $36.1 million, compared to an Adjusted Net Loss of $1.1 million in the prior quarter mainly due to disposition losses of $28.5 million replacing gains from the first quarter of 2013 of $14.9 million. Pengrowth recorded a $52.4 million decrease in the Adjusted Net Loss in the second quarter of 2013 compared to the second quarter of 2012, primarily due to the absence of impairment charges and an increase in Funds Flow from Operations partly offset by disposition losses and an increase in DD&A.

PENGROWTH Second Quarter 2013 Management’s Discussion & Analysis	7

Pengrowth also recorded a $56.7 million decrease in the Adjusted Net Loss for the first six months of 2013 compared to the same period last year, largely due to an increase in Funds Flow from Operations and the absence of impairment charges partly offset by an increase in DD&A and disposition losses.

Price Sensitivity

The following table illustrates the sensitivity of Funds Flow from Operations to changes in commodity prices after taking into account Pengrowth’s risk management contracts as at July 15, 2013:

				Estimated Impact on 12 Month Funds Flow
COMMODITY PRICE ENVIRONMENT (1)		Assumption	Change	($ millions)	$ Per Share
West Texas Intermediate Oil (2) (3)	U.S.$/bbl	$100.00	$1.00
Light oil (4)				7.3	0.014
Heavy oil (4)				2.2	0.004
Oil risk management (5)				(8.0)	(0.015)
NGLs				2.7	0.005
Net impact of $1/bbl change in WTI				4.2	0.008
AECO Natural Gas (2) (3)	Cdn$/Mcf	$3.40	$0.10
Natural gas				6.3	0.012
Natural gas risk management (5)				(3.6)	(0.007)
Net impact of $0.10/Mcf change in AECO				2.7	0.005

(1)	Calculations are performed independently and are not indicative of actual results when multiple variables change at the same time.

(2)	Commodity price is based on an estimation of the 12 month forward price curve at July 15, 2013 and does not include the impact of risk management contracts.

(3)	The calculated impact on revenue/cash flow is only applicable within a limited range of the change indicated and is based on production guidance levels contained herein.

(4)	Includes an average Cdn$ WTI to Edmonton light oil differential of ~Cdn$7.00/bbl and a heavy oil differential of ~Cdn$30.00/bbl.

(5)	Includes risk management contracts as at July 15, 2013.

RESULTS OF OPERATIONS

(All volumes, wells and spending amounts stated below reflect Pengrowth’s net working interest unless otherwise stated.)

CAPITAL EXPENDITURES

	Three months ended			Six months ended
($ millions)	June 30, 2013	Mar 31, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Drilling, completions and facilities (1)
Lindbergh (2)	38.7	37.8	4.3	76.5	23.7
Conventional	58.3	106.1	81.7	164.3	185.0
Total drilling, completions and facilities	97.0	143.9	86.0	240.8	208.7
Land & seismic acquisitions (3)	0.3	1.6	2.1	1.9	14.9
Maintenance capital	14.6	21.1	19.4	35.7	37.5
Development capital	111.9	166.6	107.5	278.4	261.1
Other capital (4)	2.0	(0.6)	1.7	1.5	1.8
Capital expenditures	113.9	166.0	109.2	279.9	262.9

(1)	Spending amounts reflect the activity for both operated and non-operated properties.

(2)	2012 capital expenditures include production revenue and costs associated with the Lindbergh pilot project.

(3)	Seismic acquisitions are net of seismic sales revenue.

(4)	Other capital includes equipment inventory and material transfers.

8	PENGROWTH Second Quarter 2013 Management’s Discussion & Analysis

In the second quarter of 2013, Pengrowth spent $113.9 million on capital expenditures, following its strategy of selecting and executing projects that maximize cash flow and provide the highest rates of return, while continuing to invest in the first commercial phase of the Lindbergh thermal project. For the first six months of 2013, capital spending amounted to $279.9 million.

In the second quarter of 2013, approximately 85 percent of capital expenditures were invested in drilling, completions and facilities, with the remaining 15 percent spent on maintenance, land, seismic and other capital. Pengrowth participated in the drilling of 20 (12.7 net) wells in the second quarter of 2013. For the first six months of 2013 approximately 86 percent was spent on drilling, completions and facilities, with the remaining 14 percent spent on maintenance, land, seismic, and other capital.

Focus Areas

Conventional Oil and Gas

Pengrowth’s conventional oil and gas assets consist of many assets including a large contiguous land base in the Greater Olds/Garrington area with over 500 gross sections of Cardium rights with extensive infrastructure and significant operatorship. Also, the Swan Hills Trend is a significant conventional oil resource, providing long term, low decline production and strong funds flow for the Company.

In the second quarter, Pengrowth continued to achieve strong drilling and completion results, with 11 (6.1 net) wells being drilled in the Cardium formation with 100% success. Based on initial test data and early production results, the Cardium wells appear to be meeting or exceeding type curve expectations. In addition, the Lochend battery expansion was completed and the increased capacity was online in May allowing additional Cardium wells to be tied into the facility.

The rest of the conventional operated and non-operated development program in the quarter was focused on oil opportunities as we drilled 9 (6.6 net) wells in Jenner, South East Saskatchewan and other areas.

Lindbergh

Pengrowth’s 100 percent owned and operated Lindbergh thermal project is located in the Cold Lake area of Alberta and encompasses 42.5 sections of land. Cost advantages of this region, bitumen oil quality and flow characteristics result in higher netbacks compared to typical thermal projects. Based on positive pilot results during 2012, the 12,500 bbl/d first commercial phase of Lindbergh was sanctioned by Pengrowth’s Board of Directors in January 2013 and subsequent Environmental Protection and Enhancement Act approval was granted in July 2013. With the recently announced dispositions, the first commercial phase of Lindbergh is notionally fully funded.

In the second quarter of 2013, $38.7 million was spent on procurement and engineering. Pengrowth has ordered all major equipment and over 60 percent of the minor equipment required. Process design is 90 percent complete and mechanical design is 40 percent complete. Vendor packages have been ordered and skid fabrication has commenced. Engineering and procurement work is on track and Pengrowth plans to commence civil construction activities in August. Mechanical construction of the central processing facility and drilling of 23 additional well pairs to supplement the two well pairs currently producing at the Lindbergh pilot will commence in September 2013. The $590 million project is on time and on budget with first steam expected in the fourth quarter of 2014.

Operations at the pilot project continued to show strong results during the quarter with combined field production from the two well pairs averaging approximately 2,000 bbl/d of bitumen, with flush rates reaching 2,500 bbl/d following the scheduled turnaround in April. The average Instantaneous Steam Oil Ratio (“ISOR”) for the quarter was 1.5x. Since steaming commenced in February of 2012, cumulative production from the two well pairs is approximately 640,000 bbls of bitumen to June 30, 2013 at a Cumulative Steam Oil Ratio (“CSOR”) of 2.0x.

Lindbergh is expected to provide Pengrowth with the potential to develop production of up to 50,000 bbl/d of bitumen over three phases. This is expected to be low cost, low decline, stable production.

PENGROWTH Second Quarter 2013 Management’s Discussion & Analysis	9

PRODUCTION

	Three months ended						Six months ended
Daily production	June 30, 2013	% of total	Mar 31, 2013	% of total	June 30, 2012	% of total	June 30, 2013	% of total	June 30, 2012	% of total
Light oil (bbls)	28,302	32	30,438	34	26,504	34	29,364	33	24,468	32
Heavy oil (bbls)	8,523	10	7,706	9	6,446	8	8,116	9	6,511	8
Natural gas liquids (bbls)	10,867	12	10,722	12	9,519	12	10,795	12	10,261	13
Natural gas (Mcf)	241,307	46	245,019	45	218,403	46	243,153	46	216,020	47
Total boe per day	87,909		89,702		78,870		88,801		77,243

Second quarter 2013 average daily production decreased 2 percent compared to the first quarter of 2013. This was primarily due to Weyburn production being absent for the full quarter versus one month of its production absent in the first quarter. Also contributing to the decrease were current quarter maintenance outages and minor outages associated with the Southern Alberta flooding.

The current quarter average daily production increased 11 percent compared to the same period last year largely due to a full quarter of NAL production versus only one month included in the second quarter of 2012. Lindbergh pilot production and production from the 2013 drilling program also contributed to the increase. The disposition of Weyburn and the ongoing outage of the Venture platforms at the Sable Offshore Energy Project (“SOEP”) partially offset these gains.

Average daily production for the first six months of 2013 increased 15 percent compared to the same period last year, due to six months of NAL production included year to date versus only one month included during the same period last year as well as the addition of Lindbergh thermal pilot production. These increases were partially offset by the disposition of Weyburn, the Venture platform outages at SOEP and also the absence of a SOEP condensate shipment year to date.

Light Oil

Second quarter light oil average daily production decreased 7 percent compared to the prior quarter mainly due to the absence of Weyburn production for the full quarter and declines from wells recently completed at Judy Creek partly offset by new production from the Cardium development program. The 7 percent increase in the current quarter light oil production compared to the same period last year was due to the addition of NAL production partly offset by the impact of the Weyburn disposition.

Light oil production increased 20 percent for the first six months of 2013 compared to the same period last year due to the added NAL production and positive results from the Cardium development program partly offset by the Weyburn disposition.

Heavy Oil

Heavy oil production increased 11 percent comparing the second quarter to the first quarter of 2013 due to improved performance at Lindbergh as well as new production from the Jenner development program.

Heavy oil production increased 32 and 25 percent, respectively, for the current quarter and the first six months of 2013 compared to the same periods last year due to the inclusion of the Lindbergh thermal pilot production in the 2013 operating results.

NGLs

NGL production increased 1 percent in the second quarter of 2013 compared to the prior quarter due to increased production from the Cardium and Elkton development programs in the Greater Olds and Garrington areas offsetting natural declines.

NGL production increased 14 percent in the current quarter compared to the same period last year due to the added volumes from the NAL Acquisition, while the 5 percent increase in NGL production for the first six months of 2013 compared to the same period last year was also due to the added production from the NAL Acquisition. This was partly offset by the absence of a SOEP condensate shipment year to date vs. one shipment in the same period in 2012.

Natural Gas

Natural gas production decreased 2 percent in the second quarter compared to the prior quarter due to maintenance outages primarily at SOEP and Quirk Creek. Natural gas production increased 10 percent in the second quarter of 2013 compared to the same period last year as a result of the added volumes from NAL partly offset by the maintenance outages at SOEP and Quirk Creek.

The 13 percent increase in natural gas production for the first six months of 2013 compared to the same period last year was due to the added volumes from the NAL Acquisition.

10	PENGROWTH Second Quarter 2013 Management’s Discussion & Analysis

COMMODITY PRICES

Oil and Liquids Prices

	Three months ended			Six months ended
(Cdn$/bbl)	June 30, 2013	Mar 31, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Average Benchmark Prices
WTI oil	96.09	95.30	94.29	96.18	98.70
Edmonton differential	(2.95)	(6.56)	(10.03)	(5.27)	(10.02)
Edmonton par light oil	93.14	88.74	84.26	90.91	88.68
Average Realized Prices
Light oil	89.77	84.06	80.86	86.83	85.16
after realized commodity risk management	87.09	82.31	82.09	84.63	82.41
Heavy oil	69.28	50.15	64.57	60.25	68.00
Natural gas liquids	49.13	56.67	56.02	52.85	62.08

Second quarter West Texas Intermediate (“WTI”) benchmark average oil price increased 1 percent and 2 percent compared to an average price of Cdn$95.30/bbl in the first quarter of 2013 and Cdn$94.29/bbl in the second quarter of 2012, respectively. Second quarter Canadian benchmark Edmonton par average light oil prices also increased 5 percent and 11 percent compared to an average price of Cdn$88.74/bbl in the first quarter of 2013 and Cdn$84.26/bbl in the second quarter of 2012, respectively. For the first six months of 2013, WTI declined by 3 percent from Cdn$98.70/bbl in the same period in 2012. In contrast, Edmonton par increased by 3 percent in the first six months of 2013 compared to the same period in 2012 as the differential narrowed.

The price differential between Edmonton par and WTI narrowed during the second quarter compared to the first quarter of 2013 and the second quarter of 2012. Edmonton par traded at a Cdn$2.95/bbl discount to WTI, versus a discount of Cdn$6.56/bbl in the first quarter of 2013 and a Cdn$10.03/bbl discount in the second quarter of 2012. For the first six months of 2013, Edmonton par traded at a Cdn$5.27/bbl discount to WTI compared to a discount of Cdn$10.02/bbl during the same period in 2012.

Pengrowth’s average realized price for light oil, after risk management activities, was Cdn$87.09/bbl in the second quarter, a 6 percent increase from both the first quarter 2013 realized price of Cdn$82.31/bbl and the second quarter 2012 realized price of Cdn$82.09/bbl. For the six months ended June 30 2013, Pengrowth realized an average price of $84.63/bbl, a 3 percent increase from Cdn$82.41/bbl realized in the same period in 2012. Although WTI benchmark prices were lower in the first six months of 2013, narrowing of the differentials between Edmonton par and the benchmark WTI oil resulted in higher Canadian benchmark prices and higher realized prices for Pengrowth.

Pengrowth’s average realized heavy oil price increased by 38 percent to Cdn$69.28/bbl in the second quarter of 2013 compared to Cdn$50.15/bbl in the first quarter of 2013. The current quarter heavy oil price also increased 7 percent compared to Cdn$64.57/bbl in the second quarter of 2012. For the first six months of 2013, Pengrowth realized Cdn$60.25/bbl, an 11 percent decrease from a realized price of Cdn$68.00/bbl in the same period in 2012. While the narrowing of the discount for heavy oil benefited prices during the second quarter of 2013, the significant discounts experienced in the first quarter of 2013 were the primary contributors to the lower realized prices for the six months ended June 30, 2013 compared to the same period in 2012.

Pengrowth’s average realized price for NGLs was Cdn$49.13/bbl in the second quarter of 2013. This was a 13 percent decline compared to Cdn$56.67/bbl realized in the first quarter of 2013 and a 12 percent decline compared to Cdn$56.02/bbl realized in the second quarter of 2012. For the first six months of 2013, Pengrowth realized Cdn$52.85/bbl, a 15 percent decrease from the Cdn$62.08/bbl realized in the same period in 2012. An increase in one-time fractionation and transportation costs were the primary reasons for the decline in average realized prices.

PENGROWTH Second Quarter 2013 Management’s Discussion & Analysis	11

Natural Gas Prices

	Three months ended			Six months ended
(Cdn$)	June 30, 2013	Mar 31, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Average Benchmark Prices
NYMEX gas (per MMBtu)	4.10	3.52	2.38	3.84	2.45
AECO differential	(0.56)	(0.33)	(0.57)	(0.47)	(0.54)
AECO spot gas (per MMBtu)	3.54	3.19	1.81	3.37	1.91
Average Realized Prices
Natural gas (per Mcf) (1)	3.60	3.14	1.75	3.37	1.97
after realized commodity risk management	3.40	3.24	1.94	3.32	2.13

(1)	Average realized prices are recorded in Mcf to reflect the volumetric reporting standard for Pengrowth's natural gas.

The U.S. based NYMEX benchmark natural gas prices continued their recovery in the second quarter, increasing 16 percent compared to Cdn$3.52/MMBtu realized in the first quarter of 2013 and 72 percent compared to Cdn$2.38/MMBtu from the second quarter of 2012. For the first six months of 2013, NYMEX gas prices averaged Cdn$3.84/MMBtu, representing a 57 percent increase from the average price of Cdn$2.45/MMBtu during the same period in 2012. Improving supply and demand fundamentals are largely responsible for the recovery in gas prices.

AECO spot gas prices also staged a modest recovery in the second quarter, with prices averaging Cdn$3.54/MMBtu, an increase of 11 percent from the first quarter 2013 price of Cdn$3.19/MMBtu and a 96 percent increase from the second quarter of 2012 average price of Cdn$1.81/MMBtu. For the first six months of 2013, AECO spot gas prices averaged Cdn$3.37/MMBtu, a 76 percent increase compared to an average price of Cdn$1.91/MMBtu in the same period in 2012.

Pengrowth’s average realized natural gas price, after risk management activities, was Cdn$3.40/Mcf during the second quarter of 2013, a 5 percent increase compared to the first quarter 2013 price of Cdn$3.24/Mcf and a 75 percent increase from the second quarter 2012 price of Cdn$1.94/Mcf. For the first six months of 2013, Pengrowth’s realized Cdn$3.32/Mcf, a 56 percent increase compared to Cdn$2.13/Mcf realized in the same period in 2012. The higher realized prices in the three and six months ended June 30, 2013 were attributable to a higher benchmark price for natural gas, offset by lower realized gains on natural gas commodity risk management activities.

Total Average Realized Prices

	Three months ended			Six months ended
($/boe)	June 30, 2013	Mar 31, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Average realized price	51.57	48.17	44.05	49.87	46.47
after realized commodity risk management	50.16	47.85	45.00	49.00	46.05
Other production income	0.51	0.56	0.75	0.54	0.67
Total oil and gas sales	50.67	48.41	45.75	49.54	46.72

Pengrowth’s total barrel of oil equivalent average realized price, after risk management activities, during the second quarter of 2013 was $50.67/boe, representing a 5 percent increase from the first quarter of 2013 realized price of $48.41/boe and an 11 percent increase from the second quarter 2012 realized price of $45.75/boe. For the first six months of 2013, average realized prices were $49.54/boe, a 6 percent increase compared to $46.72/boe in the same period in 2012. The increase is primarily a result of higher Canadian benchmark prices for light and heavy oil due to a narrower discount for Edmonton par versus WTI as well as higher natural gas prices partly offset by losses on commodity risk management activities for both oil and natural gas.

12	PENGROWTH Second Quarter 2013 Management’s Discussion & Analysis

Commodity Risk Management Gains (Losses)

	Three months ended			Six months ended
	June 30, 2013	Mar 31, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Realized
Light oil ($ millions)	(6.9)	(4.8)	3.0	(11.7)	(12.2)
Light oil ($/bbl)	(2.68)	(1.75)	1.23	(2.20)	(2.75)
Natural gas ($ millions)	(4.4)	2.2	3.8	(2.2)	6.3
Natural gas ($/Mcf)	(0.20)	0.10	0.19	(0.05)	0.16
Combined ($ millions)	(11.3)	(2.6)	6.8	(13.9)	(5.9)
Combined ($/boe)	(1.41)	(0.32)	0.95	(0.87)	(0.42)
Unrealized
Unrealized commodity risk management assets (liabilities) at period end ($ millions)	(23.0)	(54.8)	52.9	(23.0)	52.9
Less: Unrealized commodity risk management assets (liabilities) at beginning of period ($ millions)	(54.8)	7.0	(56.1)	7.0	(42.0)
	31.8	(61.8)	109.0	(30.0)	94.9
Less: Commodity risk management assets, acquired with NAL - May 31, 2012 ($ millions)	–	–	18.4	–	18.4
Unrealized gain (loss) on commodity risk management contracts for the period ($ millions)	31.8	(61.8)	90.6	(30.0)	76.5

Pengrowth has an active risk management program which primarily uses forward price swaps to manage the exposure to commodity price fluctuations and provide a measure of stability to cash flow.

Light Oil

Pengrowth recorded a $6.9 million realized loss on oil risk management in the second quarter of 2013, compared to a $4.8 million loss in the prior quarter following further increases in WTI relative to Pengrowth’s average fixed risk management contracted price. In contrast to realized losses recorded in the current quarter, second quarter of 2012 WTI was lower relative to Pengrowth’s average fixed risk management contracted price resulting in realized gains of $3.0 million at that time.

The realized loss on oil risk management for the first six months of 2013 was relatively unchanged from the same period last year.

Natural Gas

During the second quarter of 2013, realized losses from natural gas commodity risk management activities of $4.4 million replaced realized gains of $2.2 million recorded in the first quarter of 2013 in response to increased benchmark prices relative to Pengrowth’s average fixed risk management contracted prices. Similarly, gains of $3.8 million from the second quarter of 2012 were replaced with losses of $4.4 million in the current quarter due to rising benchmark prices and increased natural gas volumes under risk management.

Increases in the benchmarks and natural gas volumes under risk management, were also the reasons for the $2.2 million loss on natural gas commodity risk management activities in the first six months of 2013 compared to a $6.3 million gain recorded in the same period last year.

Unrealized Gain (Loss) on Commodity Risk Management

The change in fair value of the forward contracts between periods affects net income (loss) through the unrealized amounts recorded during the period. The fair value of forward contracts is determined by comparing the risk management contracted fixed price to the forward price curve at each period end. The value of the options in place is confirmed with external agencies at period end. Pengrowth recognized a $31.8 million unrealized gain in the second quarter of 2013 compared to a $61.8 million unrealized loss in the first quarter of 2013. The current quarter unrealized gains decreased $58.8 million when compared to the same period last year.

PENGROWTH Second Quarter 2013 Management’s Discussion & Analysis	13

Unrealized losses of $30.0 million for the first six months of 2013 replaced gains of $76.5 million from the same period last year primarily due to the increase in the oil forward price curve relative to Pengrowth’s risk management contracted fixed price in the current quarter and additional volumes under risk management contracts.

Unrealized gains (losses) vary period to period and are a function of the volumes under risk management contracts, the fixed prices of those risk management contracts and the forward curve pricing for the commodities under risk management contracts. Unrealized losses result when the forward price curve moves higher than the fixed price, with the magnitude of the loss being proportional to the movement in the forward price curve while unrealized gains result when the forward price curve moves lower than the fixed price, with the magnitude of the gain being proportional to the movement in the forward price curve.

Forward Contracts

The following table provides a summary of the minimum prices of our commodity risk management contracts in place at June 30, 2013 (see Note 14 to the unaudited Financial Statements for more information on Pengrowth's commodity risk management contracts):

Crude Oil (1)
Reference point	Volume (bbl/d)	Remaining term	% of updated 2013 total oil production Guidance (2)	Price/bbl ($Cdn)
WTI	23,500	Jul 1, 2013 - Dec 31, 2013	65%	93.92
WTI	23,000	Jan 1, 2014 - Dec 31, 2014	65%	94.51
WTI	7,500	Jan 1, 2015 - Dec 31, 2015	21%	92.25

Natural Gas (1)
Reference point	Volume (MMBtu/d)	Remaining term	% of updated 2013 total natural gas production Guidance	Price/MMBtu ($Cdn)
AECO & NGI Chicago Index	148,213	Jul 1, 2013 - Dec 31, 2013	64%	3.33
AECO & NGI Chicago Index	99,749	Jan 1, 2014 - Dec 31, 2014	43%	3.84
AECO & NGI Chicago Index	14,348	Jan 1, 2015 - Dec 31, 2015	6%	4.06

Power
Reference point	Volume (MW)	Remaining term	% of updated 2013 total power consumption	Price/MWh ($)
AESO	20	Jul 1, 2013 - Dec 31, 2013	20%	61.44
AESO	5	Jan 1, 2014 - Dec 31, 2014	5%	46.85
AESO	5	Jan 1, 2015 - Dec 31, 2015	5%	49.50

(1)	U.S. denominated contracts have been converted to Canadian dollars at the June 30, 2013 closing exchange rate.

(2)	Includes light and heavy crude oil.

At June 30, 2013, each Cdn$1/bbl change in future WTI oil prices results in approximately $14.5 million pre-tax change in the value of the crude risk management contracts, while each Cdn$0.25/MMBtu change in future natural gas prices results in approximately $17.0 million pre-tax change in the value of the natural gas risk management contracts. The changes in the fair value of the forward risk management contracts directly affect reported net income (loss) through the unrealized amounts recorded in the Statements of Income (Loss) during the period. The effect on cash flow will be recognized separately only upon settlement of the risk management contracts, which could vary significantly from the unrealized amount recorded due to timing and prices when each contract is settled.

If each commodity risk management contract were to have settled at June 30, 2013, revenue and cash flow would have been $23.0 million lower than if the risk management contracts were not in place based on the estimated fair value of the risk management contracts at period end. The $23.0 million is composed of net liabilities of $30.5 million relating to risk management contracts expiring within one year and net assets of $7.5 million relating to risk management contracts expiring beyond one year.

Each Cdn$1/MWh change in future power prices would result in approximately $0.2 million pre-tax change in the fair value of the risk management contracts.

14	PENGROWTH Second Quarter 2013 Management’s Discussion & Analysis

Pengrowth has not designated any outstanding commodity risk management contracts as hedges for accounting purposes and therefore records these risk management contracts on the Balance Sheets at their fair value and recognizes changes in fair value on the Statements of Income (Loss) as unrealized commodity risk management gains (losses). The volatility in net income (loss) will continue to the extent that the fair value of the commodity risk management contracts fluctuates. However, these non-cash amounts do not affect Pengrowth’s operating cash flow until realized.

Realized commodity risk management gains (losses) are recorded in oil and gas sales on the Statements of Income (Loss) and impact cash flow at that time.

In accordance with policies approved by its Board of Directors, Pengrowth may sell forward its production and purchase risk management contracts by product volume or power consumption as follows:

Percent of Monthly Company Interest Production or Estimated Power Consumption	Forward Period
Up to 65%	1 - 24 Months
Up to 30%	25 - 36 Months
Up to 25%	37 - 60 Months

OIL AND GAS SALES

Contribution Analysis

The following table shows the contribution of each product category to the overall sales inclusive of realized commodity risk management activities:

Oil and Gas Sales	Three months ended						Six months ended
($ millions except percentages)	June 30, 2013	% of total	Mar 31, 2013	% of total	June 30, 2012	% of total	June 30, 2013	% of total	June 30, 2012	% of total
Light oil	224.3	55	225.5	58	198.0	60	449.8	56	367.0	56
Heavy oil	53.7	13	34.8	9	37.9	12	88.5	11	80.6	12
Natural gas liquids	48.6	12	54.7	14	48.5	15	103.3	13	115.9	18
Natural gas	74.6	19	71.4	18	38.6	12	146.0	19	83.9	13
Other income including sulphur	4.2	1	4.5	1	5.4	1	8.6	1	9.4	1
Total oil and gas sales	405.4		390.9		328.4		796.2		656.8

Price and Volume Analysis

Quarter ended June 30, 2013 versus Quarter ended March 31, 2013

The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales including the impact of realized commodity risk management activities:

($ millions)	Light oil	Heavy oil	NGLs	Natural gas	Other (1)	Total
Quarter ended March 31, 2013	225.5	34.8	54.7	71.4	4.5	390.9
Effect of change in product prices and differentials	14.7	14.8	(7.5)	10.2	–	32.2
Effect of change in realized commodity risk management activities	(2.1)	–	–	(6.6)	–	(8.7)
Effect of change in sales volumes	(13.8)	4.1	1.4	(0.3)	–	(8.6)
Other	–	–	–	(0.1)	(0.3)	(0.4)
Quarter ended June 30, 2013	224.3	53.7	48.6	74.6	4.2	405.4

(1)	Primarily sulphur sales.

Light oil sales remained relatively unchanged in the second quarter compared to the prior quarter, as the effect of an increase in realized prices was offset by lower production volumes and increased realized losses on oil risk management activities. Natural gas sales increased 4 percent due to an improvement in realized prices partly offset by an increase in losses on natural gas risk management. NGL sales decreased 11 percent due to lower realized pricing, while heavy oil sales increased 54 percent driven by both higher prices and volumes.

PENGROWTH Second Quarter 2013 Management’s Discussion & Analysis	15

Comparing the current quarter to the first quarter of 2013, lower discounts of the Canadian light oil versus WTI benchmark improved oil sales by approximately $9 million.

Quarter ended June 30, 2013 versus Quarter ended June 30, 2012

The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales including the impact of realized commodity risk management activities:

($ millions)	Light oil	Heavy oil	NGLs	Natural gas	Other (1)	Total
Quarter ended June 30, 2012	198.0	37.9	48.5	38.6	5.4	328.4
Effect of change in product prices and differentials	23.0	3.7	(6.8)	40.6	–	60.5
Effect of change in realized commodity risk management activities	(9.9)	–	–	(8.2)	–	(18.1)
Effect of change in sales volumes	13.2	12.2	6.9	3.7	–	36.0
Other	–	(0.1)	–	(0.1)	(1.2)	(1.4)
Quarter ended June 30, 2013	224.3	53.7	48.6	74.6	4.2	405.4

(1)	Primarily sulphur sales.

Light oil sales increased 13 percent in the second quarter of 2013 compared to the same period in 2012, due to higher realized prices and production volumes partly offset by increased realized losses on oil risk management activities. Natural gas sales increased 93 percent due to an increase in realized prices and production, partly offset by increased realized losses on risk management. NGL sales remained unchanged, while heavy oil sales were 42 percent higher due to the addition of the Lindbergh thermal pilot project production volumes and an improvement in realized prices.

Comparing the second quarter of 2013 to the same period last year, lower discounts of the Canadian light oil versus WTI benchmark improved oil sales by approximately $18 million.

Six Months ended June 30, 2013 versus Six Months ended June 30, 2012

The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales including the impact of realized commodity risk management activities:

($ millions)	Light oil	Heavy oil	NGLs	Natural gas	Other (1)	Total
Six months ended June 30, 2012	367.0	80.6	115.9	83.9	9.4	656.8
Effect of change in product prices and differentials	8.9	(11.4)	(18.0)	61.3	–	40.8
Effect of change in realized commodity risk management activities	0.6	–	–	(8.5)	–	(7.9)
Effect of change in sales volumes	73.4	19.3	5.4	9.3	–	107.4
Other	(0.1)	–	–	–	(0.8)	(0.9)
Six months ended June 30, 2013	449.8	88.5	103.3	146.0	8.6	796.2

(1)	Primarily sulphur sales.

Light oil sales increased 23 percent in the first six months of 2013 compared to the same period in 2012 due to higher production volumes and increased realized prices. Natural gas sales increased 74 percent due to an increase in realized prices and production, partly offset by increased realized losses on risk management. NGL sales decreased 11 percent due to lower realized prices partly offset by an increase in sales volumes, while heavy oil sales were 10 percent higher due to the addition of the Lindbergh thermal pilot project production volumes partly offset by lower realized prices.

Comparing the first six months of 2013 to the same period last year, lower discounts of the Canadian light oil versus WTI benchmark improved oil sales by approximately $25 million.

16	PENGROWTH Second Quarter 2013 Management’s Discussion & Analysis

ROYALTY EXPENSE

($ millions except per boe amounts and percentages)	Three months ended			Six months ended
	June 30, 2013	Mar 31, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Royalty expense	72.8	67.0	62.6	139.7	140.5
$/boe	9.09	8.30	8.72	8.69	9.99
Royalties as a percent of sales (%)	17.9	17.1	19.1	17.6	21.4
Royalties as a percent of sales excluding realized risk management contracts (%)	17.5	17.0	19.5	17.2	21.2

Royalties include Crown, freehold, overriding royalties and mineral taxes. Royalty payments are based on sales before commodity risk management activities; however gains or losses from realized commodity risk management activities are reported as part of sales and therefore affect royalty rates as a percentage of sales.

Royalty rates, as a percentage of sales excluding realized risk management activities, increased from 17.0 percent in the first quarter of 2013 to 17.5 percent in the current quarter due to one-time unfavourable prior period adjustments, including Enhanced Oil Recovery (“EOR”) royalty incentives, totaling $3.1 million as well higher gas overriding royalties recorded in the current quarter.

Royalty rates, as a percentage of sales excluding risk management, decreased from 19.5 percent in the second quarter of 2012 to 17.5 percent in the current quarter. The primary reasons for the decrease are the impact of the lower royalty rates on the NAL acquired properties and increased Gas Cost Allowance (“GCA”) claims in the current quarter compared to the second quarter of 2012. Similarly, royalty rates, as a percentage of sales excluding realized risk management activities, decreased from 21.2 percent for the six months ended June 30, 2012 to 17.2 percent for the six months ended June 30, 2013 due to lower royalty rates on the NAL acquired properties and higher GCA partly offset by the one-time unfavourable prior period EOR royalty incentive adjustment.

OPERATING EXPENSES

($ millions except per boe amounts)	Three months ended			Six months ended
	June 30, 2013	Mar 31, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Operating expenses (1)	129.8	117.9	104.7	247.7	194.9
$/boe	16.22	14.60	14.59	15.41	13.86

(1)	Prior periods restated to conform to presentation in the current period.

Second quarter operating expenses increased $11.9 million or 10 percent compared to the prior quarter mainly due to a significant increase in electrical power costs. Second quarter Alberta power prices were the highest quarterly prices in over 10 years as a result of several coal-fired power plants being offline. Total power costs in the second quarter represented 27 percent of total operating costs. Scheduled maintenance costs for SOEP, Quirk Creek and other minor properties were mostly offset by reduced subsurface activity in the quarter. On a per boe basis, current quarter operating costs increased $1.62/boe compared to the prior quarter as a result of the significantly increased power costs, the production impact of maintenance outages at SOEP and Quirk Creek and absence of Weyburn, which was a lower operating cost property.

Comparing the second quarter and the first six months of 2013 to the same periods last year, operating expenses increased $25.1 million and $52.8 million, respectively. The increases are largely attributable to the additional operating costs resulting from the NAL Acquisition, significantly increased power costs, as well as the inclusion of the Lindbergh thermal pilot operating expenses. On a per boe basis, operating costs increased $1.63/boe and $1.55/boe for the second quarter and first six months of 2013, respectively, compared to the same periods last year due to higher power costs and inclusion of Lindbergh operating costs, which as a pilot project are higher.

PENGROWTH Second Quarter 2013 Management’s Discussion & Analysis	17

TRANSPORTATION COSTS

($ millions except per boe amounts)	Three months ended			Six months ended
	June 30, 2013	Mar 31, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Transportation costs	7.3	5.9	6.8	13.2	12.6
$/boe	0.91	0.74	0.95	0.82	0.90

Transportation costs increased 24 percent in the second quarter of 2013 compared to the prior quarter primarily due to higher clean oil trucking costs at Lochend and Westward Ho due to pipeline restrictions. Increased clean product trucking and inclusion of Lindbergh transportation costs were the reasons for the 7 percent increase in transportation costs when comparing the second quarter of 2013 to the same period last year. On a per boe basis, second quarter trucking costs increased 23 percent compared to the first quarter of 2013, but decreased 4 percent comparing the current quarter to the same period last year due to the added production.

In comparison to the same period last year, transportation costs increased 5 percent for the first six months of 2013, also driven by higher clean product trucking costs and inclusion of Lindbergh transportation costs. On a per boe basis, however, the trucking costs have decreased 9 percent due to increased production.

18	PENGROWTH Second Quarter 2013 Management’s Discussion & Analysis

OPERATING NETBACKS

Pengrowth’s operating netbacks have been calculated by taking balances directly from the Statements of Income (Loss) and dividing by production. Certain assumptions have been made in allocating operating expenses, other income and royalty injection credits between light oil, heavy oil, natural gas and NGL production. Operating netbacks as presented below may not be comparable to similar measures presented by other companies, as there are no standardized measures. The sales price used in the calculation of operating netbacks is after realized commodity risk management gains (losses).

	Three months ended			Six months ended
Combined Netbacks ($/boe)	June 30, 2013	Mar 31, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Oil & gas sales	50.67	48.41	45.75	49.54	46.72
Royalties	(9.09)	(8.30)	(8.72)	(8.69)	(9.99)
Operating expenses (1)	(16.22)	(14.60)	(14.59)	(15.41)	(13.86)
Transportation costs	(0.91)	(0.74)	(0.95)	(0.82)	(0.90)
Operating netback (1)	24.45	24.77	21.49	24.62	21.97

	Three months ended			Six months ended
Light Oil Netbacks ($/bbl)	June 30, 2013	Mar 31, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Sales	87.57	82.62	82.83	85.02	83.10
Royalties	(18.60)	(16.10)	(18.54)	(17.32)	(19.53)
Operating expenses (1)	(17.87)	(17.92)	(16.36)	(17.35)	(15.62)
Transportation costs	(1.40)	(1.18)	(1.63)	(1.29)	(1.62)
Operating netback (1)	49.70	47.42	46.30	49.06	46.33

	Three months ended			Six months ended
Heavy Oil Netbacks ($/bbl)	June 30, 2013	Mar 31, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Sales	69.28	50.15	64.57	60.25	68.00
Royalties	(9.23)	(6.80)	(10.46)	(8.08)	(12.66)
Operating expenses (1)	(19.49)	(19.17)	(16.69)	(19.31)	(15.52)
Transportation costs	(2.10)	(1.02)	(1.13)	(1.59)	(1.15)
Operating netback (1)	38.46	23.16	36.29	31.27	38.67

	Three months ended			Six months ended
NGLs Netbacks ($/bbl)	June 30, 2013	Mar 31, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Sales	49.13	56.67	56.02	52.85	62.08
Royalties	(14.46)	(15.99)	(15.54)	(15.22)	(19.06)
Operating expenses (1)	(16.14)	(14.76)	(14.87)	(14.91)	(13.31)
Transportation costs	(0.06)	(0.08)	(0.22)	(0.07)	(0.17)
Operating netback (1)	18.47	25.84	25.39	22.65	29.54

	Three months ended			Six months ended
Natural Gas Netbacks ($/Mcf)	June 30, 2013	Mar 31, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Sales	3.53	3.40	2.12	3.47	2.29
Royalties (2)	(0.15)	(0.12)	0.09	(0.14)	(0.07)
Operating expenses (1)	(2.40)	(1.87)	(2.14)	(2.23)	(2.09)
Transportation costs	(0.09)	(0.09)	(0.10)	(0.09)	(0.10)
Operating netback ($/Mcf) (1)	0.89	1.32	(0.03)	1.01	0.03
Operating netback ($/boe) (1)	5.34	7.92	(0.18)	6.06	0.18

(1)	Prior periods restated to conform to presentation in the current period.

(2)	Second quarter of 2012 includes favourable prior period royalty adjustments on GCA.

Pengrowth realized an average operating netback of $24.45/boe in the second quarter of 2013, slightly down compared to the first quarter of 2013. The netback however increased 14 percent when comparing the current quarter to the same period last year largely due to increased oil and natural gas realized prices. The operating netback also increased 12 percent when comparing the first six months of 2013 to the same period last year primarily due to higher realized oil and gas prices.

The natural gas netback decreased 33 percent in the second quarter of 2013 compared to the first quarter of 2013 due to an increase in operating expenses relating to Quirk Creek and SOEP outages as well as higher power costs. The natural gas netback

PENGROWTH Second Quarter 2013 Management’s Discussion & Analysis	19

increased by $0.92/Mcf and $0.98/Mcf in the second quarter and the first six months of 2013, respectively, compared to the same periods last year due to an increase in realized prices.

GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended			Six months ended
($ millions except per boe amounts)	June 30, 2013	Mar 31, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Cash G&A expense (1)	22.2	23.9	21.4	46.1	43.2
$/boe	2.77	2.96	2.98	2.87	3.07
Non-cash G&A expense	4.5	3.6	3.7	8.1	7.1
$/boe	0.56	0.44	0.51	0.50	0.50
Total G&A (1)	26.7	27.5	25.1	54.2	50.3
$/boe	3.33	3.40	3.49	3.37	3.57

(1)	Prior periods restated to conform to presentation in the current period.

Second quarter cash G&A expenses were $1.7 million lower compared to the prior quarter primarily due to lower professional services and office expenditures. On a per boe basis, cash G&A costs have also decreased from $2.96/boe in the prior quarter to $2.77/boe due to the lower costs in the current quarter.

Comparing the current quarter to the same period last year, cash G&A expenses increased $0.8 million due to higher IT licensing costs. On a per boe basis, however, cash G&A costs decreased from $2.98/boe in the second quarter of 2012 to $2.77/boe in the current quarter due to the benefit of the increased production from the NAL Acquisition.

Cash G&A costs for the first six months of 2013 increased $2.9 million compared to the same period last year due to added personnel costs from the NAL Acquisition and professional services. On a per boe basis, however, cash G&A costs decreased from $3.07/boe in the prior year to $2.87/boe reflecting the benefit of increased production and synergy savings from the NAL Acquisition.

The non-cash component of G&A represents the compensation expense associated with Pengrowth’s Long Term Incentive Plans (“LTIP”). See Note 11 to the unaudited Financial Statements for additional information. The compensation costs associated with these plans are expensed over the applicable vesting period. Non-cash G&A expense increased $0.9 million in the second quarter of 2013 compared to the prior quarter primarily due to no repeat of a one-time favourable adjustment made in the prior quarter.

Non-cash G&A expense increased $0.8 million and $1.0 million in the second quarter and the first six months of 2013, respectively, compared to the same periods in 2012 due to new LTIP grants in 2013.

DEPLETION, DEPRECIATION, AMORTIZATION AND ACCRETION

	Three months ended			Six months ended
($ millions except per boe amounts)	June 30, 2013	Mar 31, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Depletion, depreciation and amortization	153.8	154.4	127.0	308.2	240.3
$/boe	19.23	19.13	17.70	19.18	17.09
Accretion	5.4	5.4	4.7	10.7	8.9
$/boe	0.67	0.66	0.66	0.67	0.64

Depletion expense was relatively unchanged in the second quarter of 2013 when compared to the prior quarter, but it did increase 21 percent when compared to the second quarter of 2012. This increase was mainly due to the additional depletion on property, plant and equipment from the NAL Acquisition. During the first six months of 2013, depletion expense increased 28 percent also due to the additional depletion on property, plant and equipment from the NAL Acquisition.

Current quarter accretion expense remained relatively unchanged compared to the prior quarter. Accretion expense increased 15 percent and 20 percent for the second quarter and the first six months of 2013, respectively, compared to the same periods last year due to an increase in the ARO from the NAL Acquisition.

20	PENGROWTH Second Quarter 2013 Management’s Discussion & Analysis

INTEREST AND FINANCING CHARGES

	Three months ended			Six months ended
($ millions)	June 30, 2013	Mar 31, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Interest and financing charges	24.6	25.6	20.0	50.2	37.1
Capitalized interest	(0.9)	(0.2)	–	(1.1)	–
Total interest and financing charges	23.7	25.4	20.0	49.1	37.1

At June 30, 2013, Pengrowth had approximately $1.6 billion in total long term debt composed of $1.4 billion of fixed rate debt and $0.2 billion in convertible debentures. Total long term debt consists primarily of U.S. dollar denominated fixed rate notes at a weighted average interest rate of 5.7 percent and convertible debentures with a 6.25 percent coupon. At June 30, 2013 Pengrowth had nothing drawn on its syndicated bank facility.

Interest and financing charges were $1.7 million or 7 percent lower in the second quarter compared to the prior quarter due to lower interest and stamping fees as a result of repayment of the syndicated bank borrowings as well as an increase in capitalized interest of $0.7 million. Comparing the current quarter to the same period last year, interest and financing charges increased $3.7 million or 19 percent. The increase was due to incremental interest expense associated with the debt and convertible debentures assumed with the NAL Acquisition on May 31, 2012.

Interest and financing charges increased $12.0 million or 32 percent in the first six months of 2013 compared to the same period last year. This was predominately a result of incremental interest expense on the debt and convertible debentures assumed with the NAL Acquisition on May 31, 2012 and was partly offset by an increase in capitalized interest of $1.1 million.

Pengrowth has various floating to fixed interest rate swap contracts which were acquired with NAL in 2012. Under these contracts, Pengrowth pays a fixed rate and receives a floating rate, the Canadian three months Bankers Acceptance CDOR (“Canadian Depository Offered Rate”), on the notional amounts. The fair value of the interest rate derivative contracts has been included on the Balance Sheets with changes in the fair value reported separately on the Statements of Income (Loss) as part of interest and financing charges. See Note 14 to the unaudited Financial Statements for additional information.

Pengrowth capitalizes interest for qualifying assets in the construction phase based on costs incurred on the project and the average cost of borrowing. Interest capitalization to a qualifying asset ceases once construction is substantially complete. During the three months ended June 30, 2013, $0.9 million (June 30, 2012 – $nil) of interest was capitalized on the Lindbergh project to property, plant and equipment using a capitalization rate of 5.7 percent (June 30, 2012 – nil). During the six months ended June 30, 2013, $1.1 million (June 30, 2012 – $nil) of interest was capitalized on the Lindbergh project to property, plant and equipment using a capitalization rate of 5.7 percent (June 30, 2012 – nil).

TAXES

Deferred income tax is a non-cash item relating to temporary differences between the accounting and tax basis of Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flows. Pengrowth recorded a deferred tax reduction of $5.4 million in the second quarter of 2013 compared to deferred tax reductions of $16.9 million and $7.6 million in the prior quarter and the second quarter of 2012, respectively. For the first six months of 2013, Pengrowth recorded a $22.2 million deferred tax reduction compared to a $10.2 million reduction in the same period last year.

No current income taxes were paid by Pengrowth in the second quarter of 2013. See Note 9 to the unaudited Financial Statements for additional information.

PENGROWTH Second Quarter 2013 Management’s Discussion & Analysis	21

FOREIGN CURRENCY GAINS (LOSSES)

	Three months ended			Six months ended
($ millions)	June 30, 2013	Mar 31, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Currency exchange rate ($1Cdn = $U.S.) at period end	0.95	0.98	0.98	0.95	0.98
Unrealized foreign exchange loss on U.S. dollar denominated debt	(43.5)	(26.1)	(18.8)	(69.6)	(1.2)
Unrealized foreign exchange gain (loss) on U.K. pound sterling denominated debt	(3.7)	4.8	0.1	1.2	(0.7)
	(47.2)	(21.3)	(18.7)	(68.4)	(1.9)
Unrealized gain on U.S. foreign exchange risk management contracts	12.5	6.3	–	18.8	–
Unrealized gain (loss) on U.K. foreign exchange risk management contracts	3.9	(5.4)	1.9	(1.6)	4.1
	16.4	0.9	1.9	17.2	4.1
Total unrealized foreign exchange gain (loss)	(30.8)	(20.4)	(16.8)	(51.2)	2.2
Total realized foreign exchange gain (loss)	1.3	0.1	(0.3)	1.4	(0.4)

Pengrowth’s unrealized foreign exchange gains and losses are primarily attributable to the translation of the foreign denominated long term debt. The gains or losses are calculated by comparing the translated Canadian dollar balance of foreign denominated long term debt from one period to another. The magnitude of the gains and losses is proportionate to the magnitude of the exchange rate fluctuation between the opening and closing rates for the respective periods and any new foreign debt issued.

The second quarter unrealized loss on foreign denominated debt was $47.2 million compared to a loss of $21.3 million in the first quarter of 2013. This was mainly the result of further weakening of the Canadian dollar relative to the U.S. dollar in the second quarter compared to the first quarter. Similarly, the unrealized loss on foreign denominated debt increased by $28.5 million in the current quarter compared to the same period last year as the Canadian dollar weakened further in the current quarter. The additional U.S. term debt issued in October of 2012 also contributed to the increase in unrealized loss on foreign denominated debt in the second quarter of 2013 compared to the same period in 2012.

The unrealized loss on foreign denominated debt increased $66.5 million for the first six months of 2013 compared to the same period last year. This was also due to the additional U.S. term debt issued in October of 2012 and further weakening of the Canadian dollar relative to the U.S. dollar in the first six months of 2013 compared to the same period last year.

Pengrowth holds a series of swap contracts which were transacted in order to fix the foreign exchange rate on a portion of Pengrowth’s U.S. dollar denominated term debt. Each swap requires Pengrowth to buy U.S. dollars at a predetermined rate and time, based upon maturity dates of the U.S. dollar term debt. At June 30, 2013 the fair value of these foreign exchange derivative contracts was an asset of $20.7 million included on the Balance Sheets with changes in the fair value between Balance Sheet dates reported on the Statements of Income (Loss) as an unrealized foreign exchange (gain) loss. During the second quarter of 2013, Pengrowth realized a foreign exchange gain of $1.7 million relating to a swap that settled in April of 2013.

Contract type	Settlement date	Amount (U.S.$ millions)	% of principal swapped	Fixed rate ($1Cdn = $U.S.)
Swap	May 2015	50	70%	0.98
Swap	July 2017	250	63%	0.97
Swap	August 2018	125	47%	0.96
Swap	October 2019	15	43%	0.94
Swap	May 2020	20	17%	0.95
		460	39%

22	PENGROWTH Second Quarter 2013 Management’s Discussion & Analysis

To mitigate the fluctuations in the U.K. pound sterling denominated long term debt Pengrowth entered into foreign exchange risk management contracts when it issued the U.K. pound sterling term notes. These contracts fix the Canadian dollar to the U.K. pound sterling exchange rate on the interest and principal of the U.K. pound sterling denominated debt as follows:

Amount (U.K. pound sterling millions)	Maturity date	Fixed rate ($1Cdn = U.K. pound sterling)
50	December 2015	0.50
15	October 2019	0.63

ASSET RETIREMENT OBLIGATIONS

For the first six months of 2013, Pengrowth’s ARO liability decreased by $130.1 million mainly due to a change in the risk free discount rate from 2.5 percent to 2.9 percent due to the increase in long term bond rate which drives Pengrowth’s estimate of the ARO discount rate. This resulted in a downward revision of $120.3 million with the offset recorded in property, plant and equipment.

Pengrowth has estimated the net present value of its total ARO to be $738.8 million as at June 30, 2013 (December 31, 2012 – $868.9 million), based on a total escalated future liability of $2.4 billion (December 31, 2012 – $2.4 billion). These costs are expected to be incurred over 65 years with the majority of the costs incurred between 2036 and 2077. A risk free discount rate of 2.9 percent per annum and an inflation rate of 1.5 percent were used to calculate the net present value of the ARO at June 30, 2013.

ACQUISITIONS AND DISPOSITIONS

	Three months ended			Six months ended
($ millions)	June 30, 2013	Mar 31, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Property acquisitions	0.4	0.5	15.4	0.9	42.4
Proceeds on property dispositions	(9.7)	(316.2)	(0.3)	(326.0)	(2.3)
Net cash acquisitions (dispositions)	(9.3)	(315.7)	15.1	(325.1)	40.1

In the first six months of 2013, Pengrowth successfully closed the disposition of the non-operated Weyburn property and other minor properties for proceeds of $326 million. In addition to the $326 million, subsequent to the end of the quarter, Pengrowth announced the intended sale of approximately $700 million of non-core assets, subject to closing adjustments, regulatory and, in one case, shareholder approval, which are expected to close in the third quarter of 2013 bringing the total 2013 disposition proceeds (including Weyburn) to approximately $1 billion. The carrying value of the properties, net of ARO, at June 30, 2013 was approximately $820 million and, subject to successful closing, Pengrowth will record an after tax loss of approximately $75 million to $95 million, subject to finalization of normal course closing adjustments. The related production and other impacts have been factored into the updated Guidance.

WORKING CAPITAL

At June 30, 2013, Pengrowth had a working capital deficiency as current liabilities exceeded current assets by $125.4 million. In contrast, on December 31, 2012, Pengrowth had a working capital surplus of $178.5 million primarily due to the inclusion of the Weyburn assets, reflected as assets held for sale at the time, in current assets. At June 30, 2012, Pengrowth also had a working capital deficiency of $104.3 million due to current liabilities exceeding current assets at period end.

PENGROWTH Second Quarter 2013 Management’s Discussion & Analysis	23

FINANCIAL RESOURCES AND LIQUIDITY

As at:	June 30, 2013	Dec 31, 2012	June 30, 2012
($ millions, except ratios and percentages)
Term credit facilities	–	160.0	474.0
Senior unsecured notes (1)	1,387.7	1,370.6	1,009.7
Long term debt	1,387.7	1,530.6	1,483.7
Convertible debentures	236.5	237.1	297.5
Total debt excluding working capital	1,624.2	1,767.7	1,781.2
Working capital (surplus) deficiency (2)	125.4	(178.5)	104.3
Total debt	1,749.6	1,589.2	1,885.5

Twelve months trailing:	June 30, 2013	Dec 31, 2012	June 30, 2012
Net income (loss) (3)	(143.3)	12.7	28.0
Add (deduct):
Interest and financing charges	98.4	86.4	77.6
Deferred tax (reduction) expense	(44.0)	(32.0)	(7.8)
Depletion, depreciation, amortization and accretion	657.4	587.7	487.4
Impairment of assets	–	78.3	105.7
Other non-cash (3)	154.2	(107.9)	(81.8)
Adjusted EBITDA	722.7	625.2	609.1
Total debt excluding working capital to adjusted EBITDA	2.2	2.8	2.9
Total debt to adjusted EBITDA (4)	2.4	2.5	3.1
Total capitalization (5)	5,728.8	5,779.5	6,149.8
Total debt as a percentage of total capitalization	30.5%	27.5%	30.7%

(1)	Includes current portion of senior unsecured notes.

(2)	Working capital (surplus) deficiency is calculated as current liabilities less current assets per the balance sheets, excluding the current portion of long term debt and convertible debentures.

(3)

As required under IFRS, changes in accounting for the NAL Acquisition that arose in the fourth quarter of 2012 were adjusted retrospective to the second quarter of 2012 with no impact to the Adjusted EBIDTA. This only impacts the June 30, 2012 column.

(4)

The December 31, 2012 ratio in the table only includes seven months of Adjusted EBITDA from the NAL acquisition. Including the prior five months of NAL Adjusted EBITDA would result in a total debt to Adjusted EBITDA ratio of approximately 2.2x. The June 30, 2012 ratio in the table only includes one month of Adjusted EBITDA from the NAL Acquisition. Including the prior eleven months of NAL Adjusted EBITDA would result in a total debt to Adjusted EBITDA ratio of approximately 2.2x.

(5)	Total capitalization includes total debt plus Shareholders' Equity per the balance sheets.

At June 30, 2013, total debt increased $160.4 million from December 31, 2012 due to a working capital deficiency at the current period end compared to a surplus at December 31, 2012 mainly as a result of capital expenditures and dividends exceeding Funds Flow. In contrast, total debt has decreased $135.9 million from June 30, 2012 mainly due to re-payments of a portion of the senior unsecured notes and convertible debentures.

The trailing twelve months total debt to Adjusted EBITDA ratio decreased to 2.4x at June 30, 2013 compared to 2.5x at December 31, 2012 and 3.1x at June 30, 2012 due to an increase in Adjusted EBITDA.

Term Credit Facilities

Pengrowth maintains a $1 billion revolving credit facility which was undrawn and had $28.1 million in outstanding letters of credit at June 30, 2013. The credit facility includes an expansion feature of $250 million providing Pengrowth with up to $1.25 billion of credit capacity from a syndicate of seven Canadian and three foreign banks, and can be extended at Pengrowth’s discretion any time prior to maturity, subject to syndicate approval. The facility was renewed in July of 2013 and now has a maturity date of July 26, 2017 with all other material terms and conditions remaining unchanged. Prior to the July 2013 renewal, the facility had a maturity date of November 29, 2015.

Pengrowth also maintains a $50 million demand operating facility with one Canadian bank. At June 30, 2013, this facility was undrawn and had $0.8 million of outstanding letters of credit. When utilized together with any overdraft amounts, this facility appears on the Balance Sheets as a current liability in bank indebtedness.

24	PENGROWTH Second Quarter 2013 Management’s Discussion & Analysis

Together, these two facilities and the cash balance provided Pengrowth with approximately $1.0 billion of available credit capacity at June 30, 2013, with the ability to expand the facilities by an additional $250 million.

Financial Covenants

Pengrowth’s senior unsecured notes and credit facilities are subject to a number of covenants, all of which were met at all times during the preceding twelve months, and at June 30, 2013.

There were no changes to Pengrowth’s covenants in the six months ended June 30, 2013. Details are included in the December 31, 2012 MD&A. All loan agreements can be found on SEDAR (www.sedar.com) filed under “Other” or “Material Document”.

Dividend Reinvestment Plan

Pengrowth’s Dividend Reinvestment Plan (“DRIP”) allows shareholders to reinvest cash dividends in additional shares of the Corporation. Under the DRIP, the shares are issued from treasury at a 5 percent discount to the weighted average closing price of Pengrowth’s common shares as determined by the plan.

During the three months ended June 30, 2013, 2.3 million shares were issued for cash proceeds of $11.2 million under the DRIP program, compared to 2.4 million shares issued for cash proceeds of $11.0 million in the first quarter of 2013. During the first six months of 2013, 4.7 million shares were issued under the DRIP program for cash proceeds of $22.2 million compared to 3.9 million shares (8.0 million shares including the now suspended Premium Dividend™ plan) for total proceeds of $34.3 million ($68.7 million including the now suspended Premium Dividend™ plan) for the same period last year.

FINANCIAL INSTRUMENTS

Pengrowth uses financial instruments to manage its exposure to commodity price fluctuations, foreign currency and interest rate exposures. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes. See Note 2 to the audited Consolidated Financial Statements for a description of the accounting policies for financial instruments and Note 14 to the unaudited Financial Statements for additional information regarding the fair value of Pengrowth’s financial instruments.

FUNDS FLOW FROM OPERATIONS AND DIVIDENDS

The following table provides Funds Flow from Operations, dividends declared, the excess of Funds Flow from Operations over dividends, and Payout Ratio:

	Three months ended			Six months ended
($ millions, except per share amounts)	June 30, 2013	Mar 31, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Funds flow from operations	146.0	147.5	94.4	293.5	208.0
Dividends declared	62.0	61.7	86.3	123.7	162.5
Excess of funds flow from operations less dividends declared	84.0	85.8	8.1	169.8	45.5
Per share	0.16	0.17	0.02	0.33	0.12
Payout ratio (1)	42%	42%	91%	42%	78%

(1)	Payout Ratio is calculated as dividends declared divided by Funds Flow from Operations.

Funds Flow from Operations is derived from producing and selling oil, natural gas and related products and is therefore highly dependent on commodity prices. Pengrowth enters into forward commodity risk management contracts to mitigate price volatility and to provide a measure of stability to monthly cash flow. Details of commodity risk management contracts are contained in Note 14 to the unaudited Financial Statements.

The following table provides the Net Payout Ratio when the proceeds of the DRIP are netted against dividends declared to reflect Pengrowth’s net cash outlay:

	Three months ended			Six months ended
($ millions, except per share amounts)	June 30, 2013	Mar 31, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Proceeds from Dividend Reinvestment plan (1)	11.2	11.0	37.3	22.2	68.7
Per share	0.02	0.02	0.09	0.04	0.18
Net payout ratio (%) (2)	35%	34%	52%	35%	45%

(1)	Premium DividendTM program was suspended in December of 2012. Comparative figures include the proceeds from the Premium DividendTM program.

(2)	Net Payout Ratio is calculated as dividends declared net of proceeds from the Dividend Reinvestment plan divided by Funds Flow from Operations.

DRIP was approximately 18 percent of the total dividend in the second quarter of 2013.

PENGROWTH Second Quarter 2013 Management’s Discussion & Analysis	25

DIVIDENDS

The Board of Directors and management regularly review the level of dividends. The board considers a number of factors, including expectations of future commodity prices, capital expenditure requirements, and the availability of debt and equity capital. Although the corporation is committed to maintaining the dividend, there can be no certainty that Pengrowth will be able to maintain current levels of dividends and dividends can and may fluctuate in the future as a result of the volatility in commodity prices, changes in production levels and capital expenditure requirements. Pengrowth has no restrictions on the payment of its dividends other than maintaining its financial covenants in its borrowings and restrictions in the Business Corporations Act (Alberta).

Dividends are generally paid to shareholders on or about the fifteenth day of the month. Pengrowth paid $0.04 per share in each of the six months January through June of 2013 for an aggregate cash dividend of $0.24 per share. In comparison, Pengrowth paid $0.07 per share in each of the six months January through June of 2012 for an aggregate cash dividend of $0.42 per share.

26	PENGROWTH Second Quarter 2013 Management’s Discussion & Analysis

SUMMARY OF QUARTERLY RESULTS

The following table is a summary of quarterly information for 2013, 2012 and 2011.

2013	Q1	Q2
Oil and gas sales ($ millions)	390.9	405.4
Net loss ($ millions)	(65.1)	(53.5)
Net loss per share ($)	(0.13)	(0.10)
Net loss per share - diluted ($)	(0.13)	(0.10)
Adjusted net loss ($ millions)	(1.1)	(37.2)
Funds flow from operations ($ millions)	147.5	146.0
Dividends declared ($ millions)	61.7	62.0
Dividends declared per share ($)	0.12	0.12
Daily production (boe/d)	89,702	87,909
Total production (Mboe)	8,073	8,000
Average realized price ($/boe)	47.85	50.16
Operating netback ($/boe)	24.77	24.45

2012	Q1	Q2	Q3	Q4
Oil and gas sales ($ millions)	328.5	328.4	391.9	431.5
Net income (loss) ($ millions) (1)	0.7	36.8	(23.7)	(1.1)
Net income (loss) per share ($) (1)	–	0.09	(0.05)	–
Net income (loss) per share - diluted ($) (1)	–	0.09	(0.05)	–
Adjusted net income (loss) ($ millions)	(5.4)	(89.6)	(18.7)	24.1
Funds flow from operations ($ millions)	113.6	94.4	141.1	189.7
Dividends declared ($ millions)	76.1	86.3	60.6	61.3
Dividends declared per share ($)	0.21	0.21	0.12	0.12
Daily production (boe/d)	75,618	78,870	94,284	94,039
Total production (Mboe)	6,881	7,177	8,674	8,652
Average realized price ($/boe)	47.14	45.00	44.73	49.36
Operating netback ($/boe) (2)	22.47	21.49	22.23	27.88

2011	Q1	Q2	Q3	Q4
Oil and gas sales ($ millions)	340.9	356.7	366.9	389.2
Net income (loss) ($ millions)	5.4	88.5	(0.5)	(9.0)
Net income (loss) per share ($)	0.02	0.27	–	(0.03)
Net income (loss) per share - diluted ($)	0.02	0.27	–	(0.03)
Adjusted net income ($ millions)	35.9	30.0	22.9	22.3
Funds flow from operations ($ millions)	146.8	151.7	150.4	171.1
Dividends declared ($ millions)	68.6	68.9	69.2	73.5
Dividends declared per share ($)	0.21	0.21	0.21	0.21
Daily production (boe/d)	73,634	70,958	74,568	76,691
Total production (Mboe)	6,627	6,457	6,860	7,056
Average realized price ($/boe)	51.15	54.41	52.68	54.28
Operating netback ($/boe) (2)	28.18	29.49	27.59	30.64

(1)	As required under IFRS, changes in accounting for the NAL Acquisition that arose in the fourth quarter of 2012 were adjusted retrospective to the second quarter of 2012.
(2)	Prior periods restated to conform to presentation in the current period.

PENGROWTH Second Quarter 2013 Management’s Discussion & Analysis	27

Second quarter of 2013 production was lower than the preceding three quarters mainly due to property dispositions, while average realized prices improved to the highest levels since 2011.

First quarter of 2013 production was lower than third and fourth quarters of 2012 due to natural gas production declines, property dispositions, third party processing restrictions as well as the absence of the SOEP condensate shipment. Production increased in the second, third and fourth quarters of 2012, primarily as a result of the NAL Acquisition on May 31, 2012. In addition to natural declines, production changes were also a result of production limitations due to a SOEP Venture platform outage since the third quarter of 2012 through to the current quarter.

Quarterly net income (loss) has also been affected by non-cash charges, in particular depletion, depreciation and amortization, impairment charges, gain on acquisition, unrealized gain (loss) on investments, accretion of ARO, unrealized risk management gains (losses), unrealized foreign exchange gains (losses), gains (losses) on property divestments, and deferred taxes. Funds Flow from Operations was also impacted by changes in royalty expense, operating and general and administrative costs.

SUBSEQUENT EVENTS

On July 16, 2013, Pengrowth announced the sale of approximately $700 million of non-core assets, subject to closing adjustments, regulatory and, in one case, shareholder approval, which is in addition to the $326 million of disposition proceeds received in the first six months of 2013. These sales are expected to close in the third quarter of 2013. The carrying value of the properties, net of ARO, at June 30, 2013 was approximately $820 million and, subject to successful closing, Pengrowth will record an after tax loss of approximately $75 million to $95 million, subject to finalization of normal course closing adjustments.

Pengrowth renewed its revolving credit facility in July of 2013. The facility now matures on July 26, 2017 with all other material terms and conditions remaining unchanged.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Additional contractual commitments relating to the Lindbergh project were entered into resulting in a balance of $58.9 million at June 30, 2013.

BUSINESS RISKS

Pengrowth is exposed to normal market risks inherent in the oil and natural gas business, the details of which are set out in the AIF of the Corporation dated February 28, 2013 available on SEDAR at www.sedar.com.

CHANGES IN ACCOUNTING POLICIES

On January 1, 2013, Pengrowth adopted new standards with respect to IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosures of Interests in Other Entities, as well as the consequential amendments to IAS 28 Investments in Associates and Joint Ventures (2011), IFRS 13 Fair Value Measurement and IFRS 7 Amendments to Financial Instrument Disclosures. The adoption of these standards had no impact on the amounts recorded in the Financial Statements as at January 1, 2013 but did result in additional disclosures with regards to IFRS 13 and IFRS 7.

During the six months ended June 30, 2013, there were no significant changes to the future accounting policies that were described in the December 31, 2012 audited Consolidated Financial Statements (refer to Note 3 in the audited Consolidated Financial Statements for details).

DISCLOSURE AND INTERNAL CONTROLS

As a Canadian reporting issuer with securities listed on both the TSX and the NYSE, Pengrowth is required to comply with Multilateral Instrument 52-109—Certification of Disclosure in Issuers’ Annual and Interim Filings, as well as the Sarbanes Oxley Act (“SOX”) enacted in the United States.

At the end of the interim period ended June 30, 2013, Pengrowth did not have any material weakness relating to design of its internal control over financial reporting. Pengrowth has not limited the scope of its design of disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of (i) a proportionately consolidated entity in which Pengrowth has an interest; (ii) a variable interest entity in which Pengrowth has an interest; or (iii) a business that Pengrowth acquired not more than 365 days before June 30, 2013 and summary financial information about these items has been proportionately consolidated or consolidated in Pengrowth's Financial Statements. During the interim period ended June 30, 2013, no change occurred to Pengrowth's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Pengrowth's internal control over financial reporting.

It should be noted that while Pengrowth’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) believe that Pengrowth’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Pengrowth’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

28	PENGROWTH Second Quarter 2013 Management’s Discussion & Analysis